

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Jake Noch
Chief Executive Officer
Music Licensing Inc.
3811 Airport Pulling Road North, Suite 203
Naples, FL 34105

> **Re: Music Licensing Inc.**
> **Amendment No. 12 to Offering Statement on Form 1-A**
> **Filed February 6, 2023**
> **File No. 024-12048**

Dear Jake Noch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2023 letter.

Amendment No. 12 to Offering Statement on Form 1-A Filed February 6, 2023

History of the Share Exchange Transaction, page 20

1. We note your amended disclosure in response to comment 1, including that the voting preferred stock element that was set forth in the Stock Purchase Agreement "was excluded from the Share Exchange transaction in an effort to minimize the complexity of the transaction." However, we also note the following statements:

    •   "The terms of the Share Exchange Agreement were fixed and unable to be changed since the terms of the Share Exchange Agreement were embedded in the terms of the Stock Purchase Agreement. Jake P. Noch did not alter the terms of the yet-to-be-formalized Share Exchange Agreement ... ."

- "Because of the possibility of breach of fiduciary duty & in an effort to minimize the complexity of the transaction, no changes to the terms of the Share Exchange Agreement were made between July 19, 2022 and August 15, 2022."

We note that Mr. Noch signed the Stock Purchase Agreement on July 19, 2022, in which he agreed to purchase Pro Music Rights, Inc. through a merger or share exchange in consideration of 3,500,000,000 shares of common stock of the Company and voting preferred stock. After the July 19, 2022 Stock Purchase Agreement was signed, with Mr. Noch as controlling shareholder of Nuvus Gro Corp. and Pro Music Rights, Inc., he entered into the Share Exchange Agreement, which excluded the voting preferred stock that was agreed to be included in the transaction, as set forth in the Stock Purchase Agreement. Please revise your disclosure to reflect that the terms of the Share Exchange Agreement were different than the Stock Purchase Agreement and remove all disclosure that indicates that the Share Exchange Agreement was "fixed," "unable to be changed," included "no changes to the terms," or other similar statements.

General

2. We note that you are offering 2,500,000,000 shares of common stock at $0.03 per share, of which the selling stockholder is selling 750,000,000 shares of common stock. We note that the legal opinion filed currently covers 6,500,000,000 units at $.0064 per share. Please have counsel revise the legal opinion to reflect the offering by you and the selling stockholder on behalf of Music Licensing Inc. Please refer to Staff Legal Bulletin No. 19 for guidance.

    You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nick Antaki